Exhibit 8

List of Subsidiaries

Nova Measuring Instruments Inc.	Delaware, USA
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands

E - 5